EXHIBIT 12.1
                                     MAXXIM
                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                               Pro Forma
                                                                 9 months  9 months  9 months  9 months
                    1991     1992     1993       1994     1995     1995      1996      1995      1996
                    -----    -----    ------    ------    ------    -----    ------    ------    ------
Pre-tax income ..   3,494    5,853     8,887    13,464     8,893    2,498    19,618    26,390    28,463
Interest Expense    1,163      999     1,476     2,059     4,088    2,001     5,582    22,415    17,788
     Total ......   4,657    6,852    10,363    15,523    12,981    4,499    25,200    48,805    46,251

Ratio of earnings
to fixed charges    400.43%  685.89%  702.10%   753.91%   317.54%   224.84%  451.45%   217.73%   260.01%